Verb Technology Company, Inc.

3024 Sierra Juniper Court

Las Vegas, Nevada 89138

September 3, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Trade & Services

100 F Street, NE

Washington, D.D. 20549-3010

Re:	Verb Technology Company, Inc.
Offering Statement on Form 1-A
Filed on May 31, 2024
File No. 024-12442

Dear Sir/Madam;

Pursuant to Rule 259(a) under Regulation A of the Securities Act of 1933, as amended, Verb Technology Company, Inc. (the “Company”) hereby requests that the Form 1-A filed by the Company on May 31, 2024 under Regulation A (the “Form 1-A”) be withdrawn, effective as of the date hereof or at the earliest practicable date hereafter. The Company believes it is currently well capitalized and has determined not to proceed with the offering of its securities at this time. We confirm that the Company has not sold any shares pursuant to the Form 1-A.

Should you have any questions regarding these matters, please contact our counsel, Marcelle Balcombe at 212-930-9700.

Very truly yours,

Verb Technology Company, Inc.

By:	/s/ Rory J. Cutaia
Rory J. Cutaia
Chief Executive Officer